November 10, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	U.S. Energy Corp.
Registration Statement on Form S-1, as amended (File No. 333-249738)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of U.S. Energy Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on Thursday, November 12, 2020, or as soon thereafter as is practicable.

Very truly yours,

Kingswood Capital Markets, division of Benchmark Investments, Inc.

By:	/s/ David W. Boral
Name:	David W. Boral
Title:	President